Exhibit 99.1
Molecular Partners Announces Pricing of $20 Million Underwritten Offering
ZURICH-SCHLIEREN, Switzerland, and CONCORD, Mass., Oct. 25, 2024 -- Ad hoc announcement pursuant to Art. 53 LR – Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced the pricing of an underwritten offering in the United States of 3,642,988 American Depositary Shares (“ADSs”) representing 3,642,988 ordinary shares at an offering price of $5.49 per ADS, for total gross proceeds of approximately $20.0 million. All of the ADSs to be sold in the offering will be offered by Molecular Partners. The offering is expected to close on October 29, 2024, subject to customary closing conditions.
The offering included participation from a new investor HBM Healthcare Investments Ltd, which is a leading healthcare investor, as well as multiple existing investors. Leerink Partners and TD Cowen are acting as joint bookrunning managers for the offering. LifeSci Capital is acting as lead manager for the offering, with Zürcher Kantonalbank (ZKB) serving as settlement agent.
Molecular Partners currently intends to use the net proceeds from this offering, together with its existing cash and cash equivalents, for development and expansion of its radiopharmaceutical pipeline and platform (Radio-DARPin Therapeutics) and for working capital and other general corporate purposes.
The securities are being offered pursuant to an effective F-3 shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). A prospectus supplement will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. The offering will be made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained, when available, for free from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com or from TD Securities (USA) LLC, 1 Vanderbilt Avenue New York, New York 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com.
The SIX Swiss Exchange (“SIX”) has pre-approved, subject to certain customary conditions, the listing of the new ordinary shares underlying the ADSs on October 17, 2024. In connection with the listing of the new ordinary shares underlying the ADSs on the SIX, the registration statement on Form F-3, filed by the Company with the SEC together with the prospectus supplement constitute a foreign prospectus within the meaning of article 54 paras. 2 and 3 of the Swiss Financial Services Act of June 15, 2018 (“FinSA”) and article 70 paras. 2-4 of the Swiss Financial Services Ordinance of November 6, 2019 (“FinSO”). The registration statement on Form F-3 has been deposited with and approved by the Prospectus Office of SIX Exchange Regulation and has been included as a foreign prospectus in the prospectus list published by the Prospectus Office of SIX Exchange Regulation. The prospectus supplement will be filed with the Prospectus Office.
This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. There is no intention to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of Molecular Partners in or into Switzerland within the meaning of FinSA.
About Molecular Partners
Molecular Partners AG is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter/X @MolecularPrtnrs
Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements with regard to Molecular Partners’ expectations regarding the completion of the proposed securities offering and the expected use of proceeds. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed securities offering discussed above will be consummated on the terms described or at all. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Molecular Partners, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2023 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.
Contacts:
Seth Lewis, SVP Investor Relations & Strategy
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361
Laura Jeanbart, PhD, Head of Portfolio Management & Communications
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35